UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Spanish Broadcasting System, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

846425882

(CUSIP Number)

Daniel J. Donoghue

Discovery Group I, LLC

191 North Wacker Drive

Suite 1685

Chicago, Illinois 60606

Telephone Number: (312) 265-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846425882

1.	Names of Reporting Persons Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,423,507

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,423,507

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,423,507

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 846425882

1.	Names of Reporting Persons Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,999,029

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,999,029

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,999,029

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 846425882

1.	Names of Reporting Persons Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,999,029

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,999,029

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,999,029

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 846425882

1.	Names of Reporting Persons Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,999,029

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,999,029

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,999,029

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Spanish Broadcasting System, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 2601 South Bayshore Drive, PH II, Coconut Grove, Florida 33133.  This Amendment No. 2 amends and supplements, as set forth below, the information contained in items 1, 4, 5 and 6 of the Schedule 13D filed by the Reporting Persons with respect to the Company on March 3, 2008, as amended by Amendment No. 1 thereto filed by the Reporting Persons with respect to the Company on April 3, 2008 (as so amended, the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 2, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 2.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following as the fifth paragraph thereof:

On May 6, 2008, Discovery Group issued a press release announcing its intention to withhold its votes for the reelection of the Company’s board of directors at the Company’s Annual Meeting of Stockholders to be held on June 3, 2008 and urging other stockholders of the Company to do the same.  A copy of the press release is included as Exhibit 1 to this Amendment No. 2 and is incorporated by reference herein.  Also, on May 6, 2008, Discovery Equity Partners began distributing a letter to the stockholders of the Company recommending that the stockholders of the Company withhold support for the current directors seeking reelection to the Company’s Board of Directors at the 2008 Annual Meeting and explaining its reasons for such recommendation.  A copy of this letter is included as Exhibit 2 to this Amendment No. 2 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 41,401,805 shares of Common Stock reported outstanding as of April 16, 2008 in the Company’s Proxy Statement for the 2008 Annual Meeting of Stockholders of the Company.

Discovery Equity Partners beneficially owns 3,423,507 shares of Common Stock as of May 6, 2008, which represents 8.3% of the outstanding Common Stock.

Discovery Group beneficially owns 3,999,029 shares of Common Stock as of May 6, 2008, which represents 9.7% of the outstanding Common Stock.

Mr. Donoghue beneficially owns 3,999,029 shares of Common Stock as of May 6, 2008, which represents 9.7% of the outstanding Common Stock.

Mr. Murphy beneficially owns 3,999,029 shares of Common Stock as of May 6, 2008, which represents 9.7% of the outstanding Common Stock.

Discovery Group is the sole general partner of Discovery Equity Partners and has sole discretionary investment authority with respect to the other Partnership’s investment in the Common Stock.  Discovery Group is also a limited partner in the other Partnership.  Messrs. Donoghue and Murphy are the sole managing members of Discovery Group.  As a consequence, Discovery Group and Messrs. Donoghue and Murphy share beneficial ownership of all of the shares of Common Stock owned by both of the Partnerships.

There were no transactions in Common Stock effected by the Reporting Persons during the past 60 days.

No person other than the Partnerships is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Partnerships, the margin loan facility referred to under Item 3 of the Schedule 13D, the Joint Filing Agreements of the Reporting Persons with respect to the Schedule 13D that were included as exhibits thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 2 included as Exhibit 3 to this Amendment No. 2, and the Powers of Attorney granted by Messrs Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 4 and Exhibit 5, respectively, to this Amendment No. 2.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:                                           Press Release dated May 6, 2008 of Discovery Group.

Exhibit 2:                                           Letter dated May 6, 2008 of Discovery Equity Partners to the stockholders of the Company.

Exhibit 3:                                           Joint Filing Agreement dated as of May 6, 2008, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 4:                                           Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 5:                                           Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 6, 2008
Date

DISCOVERY GROUP I, LLC,
for itself and as general partner of
DISCOVERY EQUITY PARTNERS, L.P.

By: Michael R. Murphy*
Signature

Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature

Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature

Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley
Attorney-in-Fact for Daniel J. Donoghue
Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1	Press Release dated May 6, 2008 of Discovery Group.

Exhibit 2	Letter dated May 6, 2008 of Discovery Equity Partners to the stockholders of the Company.

Exhibit 3	Joint Filing Agreement dated as of May 6, 2008, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 4	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 5	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.